July 19, 2007
Mr. Wilson K. Lee
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Health Grades, Inc.
Form 10-K/A for the year ended December 31, 2006
File No. 000-22019
Dear Mr. Lee,
I am submitting this reply to your letter dated July 5, 2007 with respect to your review of the financial statements and related disclosures of the Health Grades, Inc. (the “Company”) Form 10-K/A for the year ended December 31, 2006. To assist in your review of our reply, I have included the full text of your comments, followed by the Company’s response.
Revenue Recognition, pages 42-44
Comment:
1.	We note that depending on your client’s needs, you customize your content for the intended users. Tell us and consider disclosing your accounting policy for service arrangements where customization of your standard product exists.
Response:
Customization of our content relates solely to our Health Management Suite of products. We have several modules, such as Physician Information, Hospital Ratings, Nursing Home Ratings, that can be turned on or off for our clients depending on whether our clients would like their members or employees to have access to the respective modules. Our clients receive a license to view the information that we display in the modules that they license. This license is typically an annual license. Our revenue recognition for these types of arrangements is straight-line over the term of the agreement.
In addition to the arrangements noted above, in limited circumstances, we may customize the “look and feel” of the information we provide to our clients. In these situations, customization is typically nominal and occurs prior to revenue recognition. Given that we have very few contracts with this type of customization and the amounts are immaterial, we have not separately described these types of arrangements. We will, however, modify this disclosure in future filings should the revenue from these customization arrangements become significant.
Certifications
2.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.
Response:
We confirm that the officer who signed the referenced certifications did sign such certifications in a personal capacity and that we will revise our certifications in all future filings to exclude the title of the certifying individual from the opening sentence.

In addition to the responses detailed above, we make the following statements:
•	The Company acknowledges it is responsible for the adequacy and accuracy of the disclosures in the Company’s filings;
•	The Company acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company acknowledges it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
As requested, the Company has also submitted this response letter on EDGAR. Should you have any additional questions regarding the Company’s response to the staff’s comments, please do not hesitate to contact me at 303-716-0041.
Sincerely,
Allen Dodge
Health Grades, Inc.
Executive Vice President/CFO